Citigroup Inc.	Pricing Sheet No. 2015-CMTNG0556 dated May 29, 2015 relating to Preliminary Pricing Supplement No. 2015-CMTNG0556 dated May 28, 2015 Registration Statement No. 333-192302 Filed Pursuant to Rule 433

405,000 Buffered PLUS Based on Shares of the iShares® China Large-Cap ETF Due June 1, 2018

Buffered Performance Leveraged Upside SecuritiesSM
Principal at Risk Securities

PRICING TERMS—MAY 29, 2015
Underlying shares:		Shares of the iShares® China Large-Cap ETF (NYSE Arca symbol: “FXI”) (the “underlying share issuer” or “ETF”)
Aggregate stated principal amount:		$4,050,000
Stated principal amount:		$10 per security
Pricing date:		May 29, 2015
Issue date:		June 3, 2015
Valuation date:		May 29, 2018, subject to postponement if such date is not a scheduled trading day or if certain market disruption events occur
Maturity date:		June 1, 2018
Payment at maturity:

For each $10 stated principal amount security you hold at maturity:

▪  If the final share price is greater than the initial share price:
$10 + the leveraged return amount, subject to the maximum return at maturity

▪  If the final share price is equal to or less than the initial share price by an amount equal to or less than the buffer amount:
$10

▪  If the final share price is less than the initial share price by an amount greater than the buffer amount:
($10 × the share performance factor) + $1.00

If the final share price is less than the initial share price by more than the buffer amount, your payment at maturity will be less, and possibly significantly less, than the $10 stated principal amount per security. You should not invest in the securities unless you are willing and able to bear the risk of losing a significant portion of your investment.

Initial share price:		$48.76, the closing price of the underlying shares on the pricing date
Final share price:		The closing price of the underlying shares on the valuation date
Share performance factor:		The final share price divided by the initial share price
Share percent increase:		The final share price minus the initial share price, divided by the initial share price
Leveraged return amount:		$10 × the share percent increase × the leverage factor
Leverage factor:		150.00%
Maximum return at maturity:		$5.00 per security (50.00% of the stated principal amount). Because of the maximum return at maturity, the payment at maturity will not exceed $15.00 per security.
Buffer amount:		10.00%
Listing:		The securities will not be listed on any securities exchange
CUSIP / ISIN:		17323B166 / US17323B1668
Underwriter:		Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer, acting as principal
Underwriting fee and issue price:	Issue price(1)(2)	Underwriting fee	Proceeds to issuer
Per security:	$10.00	$0.25(2)	$9.70
$0.05(3)
Total:	$4,050,000.00	$121,500.00	$3,928,500.00

(1) On the pricing date, the estimated value of the securities is $9.527 per security, which is less than the issue price. The estimated value of the securities is based on CGMI’s proprietary pricing models and our internal funding rate. It is not an indication of actual profit to CGMI or other of our affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the securities from you at any time after issuance. See “Valuation of the Securities” in the related preliminary pricing supplement.

(2) CGMI, an affiliate of Citigroup Inc. and the underwriter of the sale of the securities, is acting as principal and will receive an underwriting fee of $0.30 for each $10 security sold in this offering. Certain selected dealers, including Morgan Stanley Wealth Management, and their financial advisors will collectively receive from CGMI a fixed selling concession of $0.25 for each $10 security they sell. Additionally, it is possible that CGMI and its affiliates may profit from hedging activity related to this offering, even if the value of the securities declines. See “Use of Proceeds and Hedging” in the accompanying prospectus.

(3) Reflects a structuring fee payable to Morgan Stanley Wealth Management by CGMI of $0.05 for each security.

You should read this document together with the related preliminary pricing supplement and the other following documents, each of which can be accessed via the hyperlinks below:

Preliminary Pricing Supplement dated May 28, 2015

Product Supplement No. EA-02-03 dated November 13, 2013      Underlying Supplement No. 3 dated November 13, 2013

Prospectus Supplement and Prospectus each dated November 13, 2013

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by a bank.

iShares® is a registered trademark of BlackRock Institutional Trust Company, N.A. (“BTC”) and has been licensed for use by Citigroup Inc. and its affiliates. The securities are not sponsored, endorsed, sold or promoted by BTC. BTC makes no representations or warranties to the owners of the securities or any member of the public regarding the advisability of investing in the securities. BTC has no obligation or liability in connection with the operation, marketing, trading or sale of the securities.

Citigroup Inc. has filed a registration statement (including a related preliminary pricing supplement and the accompanying product supplement, the accompanying underlying supplement and the accompanying prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. You should read the related preliminary pricing supplement and the accompanying product supplement, the accompanying underlying supplement and the accompanying prospectus supplement and prospectus in that registration statement (File No. 333-192302) and the other documents Citigroup Inc. has filed with the SEC for more complete information about Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, you can request the related preliminary pricing supplement and the accompanying product supplement, the accompanying underlying supplement and the accompanying prospectus supplement and prospectus by calling toll-free 1-800-831-9146.